Exhibit 99.1

Bitfury Holding BV - Transfer of Shares of Hut 8 Mining Corp.

AMSTERDAM and TORONTO, April 23, 2021 – Bitfury Holding BV (the “Acquiror”), the world's leading full-service blockchain technology company, today announced that it has completed the disposition of 3,000,000 common shares (the “Common Shares”) of Hut 8 Mining Corp. (TSX-V: HUT) (the “Issuer”) at a price of $7.48 per Common Share. As a result of this disposition, the security holding percentage of the Acquiror and its joint actor, Valerijs Vavilovs, decreased by 2.55% since the last report filed on March 15, 2021.

Immediately prior to the disposition of the Common Shares, the Acquiror and its joint actor hold a total of 23,159,889 Common Shares of the Issuer representing approximately 19.38% of the outstanding Common Shares of the Issuer, and approximately 17.44% of the issued and outstanding Common Shares of the Issuer on a fully-diluted basis.

Out of the 23,159,889 Common Shares, 21,639,056 Common Shares were held by the Acquiror and 1,520,833 Common Shares were held by the joint actor of the Acquiror.

Immediately after the disposition of the Common Shares, the Acquiror and its joint actor hold a total of 20,159,889 Common Shares of the Issuer representing approximately 16.87% of the outstanding Common Shares of the Issuer, and approximately 15.18% of the issued and outstanding Common Shares of the Issuer on a fully-diluted basis.

Out of the 20,159,889 Common Shares, 18,639,056 Common Shares are held by the Acquiror and 1,520,833 Common Shares are held by the joint actor of the Acquiror.

The Common Shares were disposed at a price of $7.48 per Common Share, for a total consideration of $22,440,000.

This press release is being issued in order to comply with the disclosure requirements under applicable securities legislation. The Acquiror and its joint actor may, from time to time and depending on market and other conditions, acquire additional Common Shares through market transactions, private agreements, treasury issuances, dividend reinvestment programs, exercise of options, convertible securities or otherwise or may sell all or some portion of the Common Shares they own or otherwise trade in or with respect to securities of the Issuer.

For inquiries or a copy of the related early warning report, a copy of which has also been filed on

www.sedar.com, please contact:

E-mail: legal@bitfury.com

About The Bitfury Group

The Bitfury Group is the world's leading full-service blockchain technology company. BitfuryTM is building solutions for the future, with the most significant technologies of the millennium. Our mission is to make the world more transparent and trusted by innovating at every level of technology – hardware, security, and software – to put trust back into the equation. Founded in 2011, Bitfury is the leading security and infrastructure provider for the Bitcoin Blockchain. In addition to securing the Bitcoin Blockchain, Bitfury also designs and produces innovative hardware that keeps cryptocurrencies and blockchains secure, including custom semiconductor chips and mobile data centers. Bitfury is also a software provider for some of the world's most cutting-edge applications through its ExonumTM private blockchain framework, and its CrystalTM Blockchain advanced analytics platform. To learn more, visit www.bitfury.com.